Exhibit 16






September 27, 2004

Dr. R Bruce Reeves
Assuretec Holdings, Inc.
200 Perimeter Road
Manchester, NH 0303


Dear Bruce;

Consistent with our discussions, it is with regret that I inform you of my resignation as Director of AssureTec Holdings and AssureTec Systems. In today's litigious environment, the inability to obtain D & O insurance is quite problematic.

I have enjoyed my relationship with the company and I believe the market needs for security solutions creates the opportunity for the company to be successful. As a result, I look forward to continuing to work with the company as an advisor.


Sincerely,



/s/ Thomas J. Colatosti
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    Thomas J. Colatosti